SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.--)*

CDoor Corp.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

14984T 10 7
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen
Barristers & Solicitors
Suite 2550 - 555 W. Hastings Street
Vancouver, British Columbia
Canada V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 14984T 10 7	13D	Page 2 of 7 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wheelock Technology Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 250,000
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 250,000
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO.: 14984T 10 7	13D	Page 3 of 7 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. C. Ip
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 250,000 (1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 250,000 (1)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Robert C.C. Ip has sole voting and dispositive power of 250,000 shares by virtue of being the sole shareholder and sole director of Wheelock Technology Limited.

CUSIP NO.: 14984T 10 7	13D	Page 4 of 7 Pages

Item 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.0001 par value per share (the "Common Stock") of CDoor Corp., a corporation organized under the laws of the State of Delaware (the "Issuer"). The address of the principal executive offices of the Issuer is Room 3304, BLDG #6, Lane 218, Wu-Zhou Road Zhong-Huang Plaza, Shanghai, China, 200080.

Item 2. IDENTITY AND BACKGROUND

(a) - (c)

Wheelock Technology Limited is a corporation organized under the laws of the British Virgin Islands with an address for notice and delivery located at Room A, 5th Floor, Wing Sing Commercial Centre, 12 Wing Lok Street, Sheung Wan, Hong Kong. The principal business of Wheelock Technology Limited is that of a holding company. The sole shareholder and director of Wheelock Technology Limited is Mr. Robert C.C. Ip.

Mr. Robert Chun-Chung Ip (age 50) is a solicitor in Hong Kong since 1985 and has over 15 years experience in corporate mergers and acquisitions. Mr. Ip is also a director of Wheelock Technology Limited and Robert C. C. Ip & Co. Limited, an investment consultancy company. In addition, Mr. Ip is a director of Poly (Hong Kong) Investments Ltd., a company listed on the Main Board of the Hong Kong Stock Exchange Limited. Mr. Ip graduated from the University of Hong Kong in 1979 with a Bachelors of Arts degree. Mr. Ip furthered his studies in law in the United Kingdom between 1980-82 and passed the United Kingdom Law Society’s Final Examination in 1982. Mr. Ip is a solicitor of England & Wales, Hong Kong, Singapore and the Australian Capital Territories.

(d)

Neither Wheelock Technology Limited, nor Mr. Robert Ip has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither Wheelock Technology Limited, nor Mr. Robert Ip has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO.: 14984T 10 7	13D	Page 5 of 7 Pages

(f)

Mr. Robert Ip is a citizen of Hong Kong.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Share Purchase Agreement, dated December 21, 2006, entered into between CDoor Corp., Wanxin Bio-Technology Limited (“Wanxin”), a BVI corporation, and all the shareholders of Wanxin (the “Share Purchase Agreement”), which closed on January 12, 2007, and whereby CDoor Corp. acquired 100% of the issued and outstanding shares in the capital of Wanxin (the “Wanxin Capital”), through the issuance of 1,750,000 shares of CDoor Corp.’s common stock in aggregate to the shareholders of Wanxin on a pro rata basis in accordance with each Wanxin shareholders’ percentage of ownership in Wanxin, Wheelock Technology Limited received 250,000 shares of the 1,750,000 shares issued by CDoor Corp. constituting approximately 5.2% of the Issuer's outstanding capital stock.

Item 4. PURPOSE OF TRANSACTION

Wheelock Technology Limited is currently holding the shares for investment purposes. Wheelock Technology Limited has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Wheelock Technology Limited currently directly owns 250,000 shares of Common Stock of the Issuer which represents approximately 5.2% of the outstanding Common Stock of the Issuer. This percentage is based on 4,775,000 shares of Common Stock issued and outstanding.

Mr. Robert Ip currently indirectly owns 250,000 shares of Common Stock of the Issuer by virtue of being the sole shareholder and sole director of Wheelock Technology Limited, which represents approximately 5.2% of the outstanding Common Stock of the Issuer. This percentage is based on 4,775,000 shares of Common Stock issued and outstanding.

(b) Wheelock Technology Limited has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 250,000 shares of Common Stock.

Mr. Robert Ip, by virtue of being the sole shareholder and sole director of Wheelock Technology Limited, has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 250,000 shares of Common Stock.

(c) Except as otherwise described herein, Wheelock Technology Limited and Mr. Robert Ip have not, to the knowledge of the reporting persons, affected any transaction in the Common Stock during the past sixty (60) days.

CUSIP NO.: 14984T 10 7	13D	Page 6 of 7 Pages

(d) Except as otherwise described herein, and to the knowledge of the reporting persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e) It is inapplicable for the purpose herein to state the date on which a party ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other persons with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting persons.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated February 21, 2007 among Wheelock Technology Limited and Mr. Robert Ip.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2007	WHEELOCK TECHNOLOGY LIMITED

	By:	/s/ Robert Ip
Robert C.C. Ip, Director

Dated: February 21, 2007		/s/ Robert Ip
Robert C.C. Ip

CUSIP NO.: 14984T 10 7	13D	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Wheelock Technology Limited and Robert Ip, each hereby agrees that this Schedule 13D filed herewith, and any amendments thereto, relating to the ownership of shares of Common Stock, $0.0001 par value per share, of CDoor Corp. is filed jointly on behalf of such persons.

Dated: February 21, 2007	WHEELOCK TECHNOLOGY LIMITED

	By:	/s/ Robert Ip
Robert C.C. Ip, Director

Dated: February 21, 2007		/s/ Robert Ip
Robert C.C. Ip